Exhibit 99.2
BELLUS HEALTH INC.
NOTICE AND
MANAGEMENT PROXY CIRCULAR
FOR THE
ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON JUNE 4, 2009
April 24, 2009

BELLUS HEALTH INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
     NOTICE is hereby given that the annual meeting (the “Meeting”) of shareholders of BELLUS Health Inc. (the “Corporation”) will be held at the Montreal Museum of Fine Arts, 1379 Sherbrooke Street West (Michal and Renata Hornstein Pavilion), Montreal, Quebec H3G 1J5, Canada, on Thursday, June 4, 2009, at 2:00 PM, Montreal time, for the following purposes:
(i)	to receive and consider the annual report of the directors to the shareholders and the financial statements of the Corporation for the financial year ended December 31, 2008, and the report of the auditors thereon;

(ii)	to elect directors for the ensuing year;

(iii)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Audit Committee to fix the auditors’ remuneration; and

(iv)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.
DATED at Laval, Quebec, Canada, April 24, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

David Skinner
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE CORPORATION, C/O COMPUTERSHARE INVESTOR SERVICES INC., IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING PROXY CIRCULAR FOR ADDITIONAL PARTICULARS.

Table of Contents

PART 1. VOTING INFORMATION	4

1.1 Solicitation of Proxies	4

1.2 Appointment and Revocation of Proxies	4

1.3 Registered Shareholders	5

1.4 Non-Registered Shareholders	5

1.5 Voting of Proxies	5

1.6 Voting Shares and Principal Holders thereof	6

PART 2. BUSINESS OF THE MEETING	6

2.1 Presentation of Financial Statements and Auditor’s Report	6

2.2 Election of Directors	6

2.3 Auditors of the Corporation	10

PART 3. STATEMENT OF EXECUTIVE COMPENSATION	10

3.1 Compensation of Directors and Executives	10

3.2 Equity Compensation Plans	20

3.3 Securities Authorized for Issuance under Equity Compensation Plans	23

3.4 Indebtedness of Directors and Executive Officers	24

PART 4. REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS	24

4.1 Interest of Informed Persons In Material Transactions and Management Contracts	26

4.2 2008 Shareholder Proposals	28

4.3 Additional Information	28

4.4 Approval by Directors	28

Schedule A — CORPORATE GOVERNANCE PRACTICES	A1

Schedule B — BOARD OF DIRECTORS MANDATE	B1

MANAGEMENT PROXY CIRCULAR
PART 1.
VOTING INFORMATION
     This proxy circular is furnished in connection with the solicitation by the management of BELLUS Health Inc. (the “Corporation”) of proxies to be voted at the annual meeting of shareholders of the Corporation (the “Meeting”), to be held at the Montreal Museum of Fine Arts, 1379 Sherbrooke Street West (Michal and Renata Hornstein Pavilion), Montreal, Quebec H3G 1J5, Canada, on Thursday, June 4, 2009, at 2:00 PM, Montreal time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at April 20, 2009, and all dollar amounts and references to $ or to CDN$ are to Canadian dollars, unless otherwise indicated.
1.1	SOLICITATION OF PROXIES
     The enclosed proxy is being solicited by the management of the Corporation and the expenses of solicitation of proxies will be borne by the Corporation. The solicitation will be made primarily by mail; however, officers and regular employees of the Corporation may also solicit proxies by telephone, telecopier, electronic mail or in person.
1.2	APPOINTMENT AND REVOCATION OF PROXIES
     The persons named in the enclosed form of proxy are directors or officers of the Corporation. Each shareholder is entitled to appoint any other person to represent him at the Meeting, and at any adjournment thereof.
     A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and by inserting such person’s name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.
     A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Corporation, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business two business days preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy’s authority.

1.3	REGISTERED SHAREHOLDERS
     Holders of common shares of the capital of the Corporation (the “Common Shares”) listed as shareholders at the close of business on April 30, 2009 will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.
1.4	NON-REGISTERED SHAREHOLDERS
     The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of the Corporation. If you are not a registered shareholder of the Corporation, in order to vote you must a) obtain the material relating to the Meeting from your broker or other intermediary; b) complete the request for voting instructions sent to you by the broker or other intermediary; and c) follow the directions of the broker or other intermediary with respect to voting procedures.
     In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators (the “CSA”) entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the Common Shares which you beneficially own. If you are a non-registered shareholder of the Corporation, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered shareholder of the Corporation, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by Computershare Investor Services Inc. on behalf of the Corporation, as set forth under the heading “Appointment and Revocation of Proxies”.
1.5	VOTING OF PROXIES
     The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.
In the absence of such directions, such shares will be voted:

a.	FOR the election as directors of those persons hereinafter named as management’s nominees; and

b.	FOR the appointment of KPMG llp, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors’ remuneration.
     All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.
     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof.

At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.
1.6	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
     To the knowledge of the directors and officers of the Corporation, as at April 20, 2009, giving effect to the reorganization (the “Picchio Pharma Reorganization”), announced on December 18, 2008, of the holdings of Picchio Pharma Inc. (“Picchio Pharma”) and the transfer of all the Common Shares it owns to its shareholders, Victoria Square Ventures Inc. (“VSVI”), a wholly-owned unit of Power Technology Investment Corp. and 1324286 Alberta Inc. (“AlbertaCo”), a wholly-owned subsidiary of the FMRC Family Trust, a trust of which Dr. Francesco Bellini, the Chairman, President and Chief Executive Officer of the Corporation is a beneficiary, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Corporation carrying 10% or more of the voting rights attached to all outstanding voting shares of the Corporation, except as follows:

Name	Number of Common Shares		Percentage of class
Power Technology Investment Corp. (“PTIC”)	6,897,918	(1)	13.78%

FMRC Family Trust (“FMRC”)	5,981,254	(2)	11.95%

NOTES:

(1)	Picchio Pharma will transfer 5,725,214 Common Shares to VSVI pursuant to the Picchio Pharma Reorganization. VSVI currently owns 1,172,704 Common Shares.

(2)	Picchio Pharma will transfer 5,725,215 Common Shares to AlbertaCo pursuant to the Picchio Pharma Reorganization. FMRC currently has direct beneficial ownership of 256,039 Common Shares.
PART 2.
BUSINESS OF THE MEETING
2.1	PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT
     The audited consolidated financial statements of the Corporation, the report of the auditors thereon, and the management’s discussion and analysis thereof for the financial year ended December 31, 2008, are contained in the 2008 annual report of the Corporation and will be tabled at the Meeting, but the approval of the shareholders in respect thereto is not required.
2.2	ELECTION OF DIRECTORS
     Seven directors are to be elected at the Meeting. The Board of Directors of the Corporation (the “Board”) recommends that shareholders vote for the election of the nominees whose names are set forth below. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the election of the nominees whose names are set forth below unless otherwise directed by the shareholders appointing them.

     Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. All seven persons named in the table below are now members of the Board and have been during the period indicated.
     The following table states the names of all the persons proposed by management to be nominated for election as directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Corporation (if any), the period during which each proposed nominee has served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

					Number of
					Common Shares
				Period	Beneficially
				During	Owned,
Name and Municipality	Age			Which Served	Controlled
of Residence	(at April 20, 2009)	Principal Occupation	Office	as a Director	or Directed(1)
Dr. Francesco Bellini, O.C.(2), (3) Calgary, Alberta, Canada	61	Chairman, President and Chief Executive Officer of the Corporation	Chairman of the Board, President and Chief Executive Officer	2002-2009	—(4)

Roberto Bellini Montreal, Quebec, Canada	29	Executive Vice President, Picchio Pharma Inc.	Director	—	1,398,684(5)

Charles Cavell Montreal, Quebec, Canada	66	Consultant(6)	Director	—	Nil

Neil Flanzraich(3), (7), (8) Miami, Florida, United States	65	Consultant(9)	Director	2006-2009	200,000

Hélène F. Fortin, CA(10) St-Lambert, Quebec, Canada	52	Partner, Demers Beaulne, GPCA, Chartered Accountant(11)	Director	2008-2009	2,000

Pierre Larochelle Montreal, Quebec, Canada	37	Vice President, Investments(12) at Power Corporation of Canada (a diversified management and holding company)	Director	—	20,000(13)
Joseph Rus Toronto, Ontario, Canada	63	Executive Vice President, Alliance & New Market Development, Shire Pharmaceuticals PLC, a pharmaceutical company	Director	—	Nil

(1)	The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective candidates individually as at April 20, 2009.

(2)	Pursuant to a board representation agreement among VSVI, AlbertaCo and the Corporation dated December 18, 2008 (the “2008 Board Representation Agreement”), the Corporation covenanted to cause one nominee of VSVI, one nominee of AlbertaCo and one joint nominee of VSVI and AlbertaCo to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. VSVI and AlbertaCo’s right to one nominee each shall terminate on the date each of them ceases to beneficially hold at least 7.5% of the issued and outstanding Common Shares and VSVI and AlbertaCo’s right to a joint nominee shall terminate on the date they cease to collectively own at least 15% of the issued and outstanding Common Shares. Dr. Bellini is the nominee of AlbertaCo, Mr. Kruyt the nominee of VSVI and Mr. Legault is the joint nominee of AlbertaCo and VSVI. On April 16, 2009, the 2008 Board Representation Agreement was terminated and the Corporation entered into board representation agreements as of such date with VSVI and Vitus Investments III Private Limited (“Vitus”), each of whom is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. VSVI and Vitus’ right to two nominees each shall terminate on the date each of VSVI, on the one hand, and Vitus, FMRC and AlbertaCo, collectively, on the other hand, ceases to beneficially hold at least 7.5% of the issued and outstanding Common Shares. Messrs. Cavell and Larochelle are the nominees of VSVI and Dr. F. Bellini and Mr. R. Bellini are the nominees of Vitus.

(3)	Member of the Executive Committee.

(4)	FMRC and AlbertaCo own 5,981,254 Common Shares. 140,000 Common Shares are currently issuable to Dr. Bellini pursuant to the Performance Target Agreement (as defined herein). Dr. Bellini also holds 178,541 Common Shares directly. See “Voting Shares and Principal Holders thereof”.

(5)	Mr. Roberto Bellini is the registered holder of 30,000 Common Shares and has a beneficial interest in 1,368,684 Common Shares through his interest in Rocabe Investments Inc.

(6)	Until February 2003, Mr. Cavell was President and Chief Executive Officer of Quebecor World Inc., a printing company.

(7)	Member of the Compensation Committee.

(8)	Mr. Flanzraich is the Lead Director of the Corporation.

(9)	Until February 2006, Mr. Flanzraich was Vice-Chairman and President of Ivax Corporation, a pharmaceutical company.

(10)	Member of the Audit Committee.

(11)	Until June, 2008, Mrs. Fortin was a partner at CGF, Chartered Accountants.

(12)	Until February 2009, Mr. Larochelle was President and Chief Executive Officer of Adaltis Inc., a biotechnology company.

(13)	Held by SCL Family Trust of which Mr. Larochelle is a trustee.

  2.2.1 Corporate Cease Trade Orders or Bankruptcies
     To the knowledge of the directors and officers of the Corporation, no proposed director of the Corporation:
(a)	is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director, chief executive officer or chief financial officer of any company, that,
(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or
(b)	is, as at the date of this proxy circular, or has been within 10 years before the date of this proxy circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
  2.2.2 Directors’ Attendance at Board and Committee Meetings
     The following table sets forth the number of meetings held by the Board and each of its Committees during the fiscal year ended December 31, 2008, and the attendance of each director (in the case of Committees of the Board, the attendance of each member of such Committees) at those meetings.

Board and Board Committee Attendance Record for 2008

			Nominating &			Special
			Corporate			Committee -
Director	Board	Audit	Governance	Compensation	Executive	Financing
Dr. Francesco Bellini	8/8	—	—	—	1/1
Mr. John Bernbach	8/8	—	—	4/4	—
Dr. Colin Bier	7/8	4/4	—	—	—	3/3
Jean-Guy Desjardins(1)	1/2	1/1	—	—	1/1
André Desmarais	6/8	—	1/1	—	1/1
Neil Flanzraich	4/8	—	—	4/4	1/1
Hélène F. Fortin(2)	6/6	3/3	—	—	—	3/3
Peter Kruyt	5/8	—	1/1	—	—
François Legault	7/8	—	1/1	—	—
John Molloy	8/8	—	1/1	—	—	3/3
Calin Rovinescu	6/8	—	—	4/4	1/1
Graeme K. Rutledge	8/8	4/4	—	—	—	3/3
Dr. Emil Skamene	8/8	—	—	4/4	—	3/3

NOTES:

(1)	Mr. Desjardins did not stand for re-election to the Board at the Annual and Special Meeting of Shareholders held in April, 2008.

(2)	Mrs. Fortin was elected to the Board of Directors at the Annual and Special Meeting of Shareholders held in April, 2008.
  2.2.3 Other Board Memberships
     The following table identifies, in respect of the fiscal year ended December 31, 2008, the directors of the Corporation who also act as directors for other reporting issuers.

Name	Name of issuer	Name of Exchange of Market
Dr. Francesco Bellini	Molson Coors Brewing Company	New York Stock Exchange (“NYSE”)
	Stem Cell Therapeutics Corp.	and Toronto Stock Exchange (“TSX”)

John Bernbach	Confirm resignation from ELODA Corporation	TSX Venture

Colin Bier	Advitech Inc.	TSX Venture

André Desmarais	Power Corporation of Canada	TSX
	Power Financial Corporation	TSX
	The Great West Life Assurance Company	TSX
	Great West Lifeco Inc.	TSX
	IGM Financial Inc.	TSX
	Canada Life Financial Corporation	TSX
	Pargesa Holdings S.A.	TSX
	Citic Pacific Limited	Swiss Stock Exchange Hong Kong Stock Exchange (“HKSE”)

Peter Kruyt	Adaltis Inc.	TSX
	Citic Pacific Limited (as alternate director)	HKSE

Neil Flanzraich	Equity One	NYSE
	Continucare Corporation	American Stock and Option Exchange (“AMEX”)

	Javelin Pharmaceuticals Inc	AMEX
	Chipotle Mexican Grill Inc.	NYSE

François Legault	Thallion Pharmaceuticals Inc.	TSX
  2.2.4 Directors’ and Officers’ Insurance
     The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is US$20,000,000, the first US$500,000 of certain claims being deductible and payable by the Corporation. The premium is

US$409,400 for a twelve-month term ending October 16, 2009. This premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.
2.3	AUDITORS OF THE CORPORATION
     KPMG llp, Chartered Accountants, have been the auditors of the Corporation since September 1995. The Board recommends that shareholders vote for the appointment of KPMG llp, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the reappointment of KPMG llp, Chartered Accountants, as auditors of the Corporation for the term expiring with the next annual meeting of shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the shareholders appointing them.
PART 3.
STATEMENT OF EXECUTIVE COMPENSATION
     On September 18, 2008, the Canadian Securities Regulators announced the adoption of new rules under Form 51-102F6 Statement of Executive Compensation in respect of financial years ending on or after December 31, 2008. The disclosure contained in this Part 3 complies with the new rules. While the new rules require the compensation table to present compensation information for the Corporation’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation a company is not required to include any comparative period disclosure.
3.1	COMPENSATION OF DIRECTORS AND EXECUTIVES
  3.1.1 Compensation Discussion and Analysis
a)	Objectives of the Compensation Program
     The Corporation’s current remuneration program plays an important role in attracting and retaining key members of the senior executive team. The Corporation is committed to a compensation policy that is competitive and drives business performance.
b)	What the Compensation Program is designed to reward
     The Compensation Program is designed to reward the senior executive team for implementing key strategies, both in the short- and the long-term, that will allow the Corporation to advance its drug development and nutraceutical programs, to enhance its share value, and, thereby, create economic value. Actual rewards are directly linked to the results of the Corporation, although specific financial performance targets are not appropriate given the early stage of the Corporation’s commercialization programs.
     Remuneration and incentive components have been established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries.

To establish base salary and bonus compensation levels, the Corporation studies, among other things, the competitive market environment, and reviews information published in the Rx&D Compensation Survey and the proxy circulars of other publicly listed biotechnology and pharmaceutical companies having similar revenues and market capitalization. Some of the companies used for comparison in the past have been: Aeterna Zentaris Inc., Axcan Pharma Inc., Labopharm Inc. and Theratechnologies Inc. In addition to analyzing the remuneration practices and levels of the comparison companies, the Compensation Committee also takes into consideration the Corporation’s own financial targets and past performance before determining how the practices at the comparison companies may influence the Corporation’s own compensation program.
c)	Elements of Compensation Program, Determination of Amounts for each Elements, Rationale for Amounts of each Elements
     The major elements of the Corporation’s executive compensation program are base salary, annual individual performance incentives (bonuses), and long-term incentives through the granting of stock options. The compensation policies and guidelines for the Named Executive Officers (as defined herein) and other senior executives, other than the President and Chief Executive Officer, are recommended by the President and Chief Executive Officer and approved by the Compensation Committee. The compensation for the President and Chief Executive Officer, as described at the end of this section, is recommended by the Compensation Committee and approved by the Board.
     Base Salary
     Except for Dr. Bellini, as President & Chief Executive Officer, salaries for the Named Executive Officers and other senior executives are based on the experience and expertise of each executive. In reference to the benchmarking analysis involving the companies used for comparison, the salaries of the Named Executive Officers and other senior executives are at a level between the median and the third quartile.
     In 2008, the base salaries of the Named Executive Officers and all other senior executives were the same as the base salaries for 2007. As our drug development and other scientific objectives for 2007 were not met, no salary increases were paid to Named Executive Officers or any other senior executives in 2008. Also, in recognition of the current economic turmoil and uncertainty caused by the ongoing economic crisis, no increases are being made to the base salaries of the Named Executive Officers and all other senior executives for 2009. Finally, the Corporation announced staff reductions on March 12, 2009 and in connection therewith, certain senior executives agreed to work four days a week for 80% of their base salary, and others five days a week with 80% of their base salary in cash and 20% in the form of deferred share units (“DSUs”). See “Equity Compensation Plans — Deferred Share Unit Plans”.
     Performance Reward Program (Bonus Plan)
     The Bonus plan is designed to recognize the contribution of the Named Executive Officers and the other senior executives to the Corporation’s key strategies. Bonuses are granted in accordance with the individual performance and the results of the scientific projects. Each Executive Officer of the Corporation is evaluated in the context of the annual performance review process. When and if the Corporation generates significant revenues from the sale of its products, sales and profits will also factor into the determination of annual performance bonuses, but such is not the case presently. The target bonus payment for Named Executive Officers and other senior executives is set at twenty-five percent (25%) of base salary, which target represents the fiftieth (50th) percentile (median) when compared against of our market of reference under our benchmarking analysis.

     No bonuses were paid to the Named Executive Officers or any other senior executives in 2008, reflecting the fact that our drug development and other scientific objectives for 2007 were not met. In March 2009, the Board of Directors approved a bonus pool for certain designated employees, including Named Executive Officers and other senior executives, in relation to 2008. However, the bonuses are not to be settled in cash, but rather through the allocation of deferred share units only. See “Equity Compensation Plans — Deferred Share Unit Plans”.
     Key Employee Stock Options Plan
     The Corporation believes that the grant of stock options helps align management interest with shareholders value growth. The Corporation’s compensation program therefore emphasizes incentive-based compensation over base salary. Through the granting of options to purchase Common Shares, senior executives of the Corporation, including the Named Executive Officers, are provided with incentive to (a) advance the drug development and nutraceutical programs of the Corporation towards commercialization and (b) enhance the market value of the Corporation’s Common Shares.
     The number of options granted is determined on the basis of the position of each senior executive. Option grants to Named Executive Officers and other senior executives are proposed by the President and Chief Executive Officer to the Compensation Committee, which evaluates the proposal, including having regard to the number, vesting and exercise price of option grants previously awarded to each individual, before making a recommendation to the Board. The Compensation Committee also reviews any changes proposed to the Corporation’s Amended and Restated Stock Option Plan (the “Plan”) under which option-based awards are granted before making a recommendation to the Board in respect of any amendments to the Plan.
d)	President and Chief Executive Officer
     The services of the Corporation’s Chief Executive Officer, Dr. Francesco Bellini, O.C., are provided under a Management Services Agreement (as defined herein) between the Corporation and Picchio International Inc. (“Picchio International”). See “Interest of Informed Persons in Material Transactions and Material Contracts — Management Services Agreement”. In accordance with its compensation policy for executive officers, the total compensation package for Dr. Bellini emphasizes incentive-based compensation over base salary, in that Dr. Bellini and the Corporation are party to a Performance Target Agreement under which the Corporation agreed to issue Common Shares to Dr. Bellini upon the achievement of certain performance targets. The issuance of the Common Shares to Dr. Bellini pursuant to the Performance Target Agreement is directly linked to the Corporation’s performance and the relative weight attributed to each milestone is indicated by the number of Common Shares issuable upon the achievement of each of them. See “Interest of Informed Persons in Material Transactions and Material Contracts — Performance Target Agreement”. In addition, and also in keeping with the emphasis of incentive-based compensation over base salary, on February 20, 2008, the Board approved the grant of 850,000 options to Picchio International as an incentive to continue to provide the services of Dr. Bellini as our Chief Executive Officer. Considering Dr. Bellini’s experience and expertise, the compensation paid to Picchio International falls within the top tier of compensation arrangements for Chief Executive Officers.
e)	Performance Graph
     The outstanding Common Shares began trading at the opening of business on June 22, 2000, on the TSX (BLU).

     The following graph compares, as at the end of each year up to December 31, 2008, the cumulative total shareholder return on $100 invested in Common Shares on December 31, 2003, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.
CUMULATIVE TOTAL SHAREHOLDER RETURN FOR THE PERIOD OF
DECEMBER, 2003 THROUGH DECEMBER, 2008
     The trend shown by the above performance graph generally shows, other than an increase between December 2005 and December 2006, a decrease in the cumulative shareholder return since December 2003, with the sharpest downturn occurring between December 2006 and December 2007. As the Corporation’s drug development and other scientific objectives were not met in 2007, no salary increases or bonuses were paid to Named Executive Officers and other senior executives in 2008. Also, in recognition of the current economic turmoil and uncertainty that has accelerated in 2008 and has had a significant impact on the market price of the Common Shares, no increases are being made to the base salaries of the Named Executive Officers and all other senior executives in 2009. Finally, the Corporation announced staff reductions on March 12, 2009 and in connection therewith, certain senior executives agreed to work four days a week for 80% of their base salary, and others five days a week with 80% of their base salary in cash and 20% in the form of DSUs. See “Equity Compensation Plans — Deferred Share Unit Plans”.
  3.1.2 Summary Compensation Table
     The following table details the compensation information for the most recent financial year of the Corporation, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation during the most recently completed fiscal year (collectively, the “Named Executive Officers”). Please note that in accordance with the amended Form 51-102F6, information has only been provided with respect to the most recent financial year of the Corporation. For information related to the Corporation’s prior two years, please refer to the Corporation’s proxy circulars for such years which are available on SEDAR at www.sedar.com.

					Non-Equity Incentive Plan
			Share-		Compensation ($)
			based	Option-based	Annual	Long-term	Pension	All Other	Total
Name and Principal		Salary	Awards	Awards(1)	Incentive	Incentive	Value	Compensation	Compensation
Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)
Dr. Francesco Bellini Chairman, President and Chief Executive Officer	2008	2,497,368 (2)	N/A	1,514,800	N/A	N/A	N/A	NIL	4,012,168	(1) (2)

Mr. Mariano Rodriguez Vice-President and Chief Financial Officer(3)	2008	200,000	N/A	97,380.00	N/A	N/A	N/A	22,250.08	319,630.00

Dr. Shona McDiarmid Vice-President, Intellectual Property and Compliance(4)	2008	310,600	N/A	97,380.00	N/A	N/A	N/A	58,589.92 (5)	466,570.00

Dr. Denis Garceau Vice-President, Drug Development	2008	300,500	N/A	27,050.00	N/A	N/A	N/A	27,274.96	354,824.88

Mr. Gary Schmid President, OVOS Natural Health Inc.	2008	241,898	N/A	324,600.00	N/A	N/A	N/A	23,094.80	589,592.31

NOTES:

(1)	In determining the fair value of options awarded, the Black-Scholes methodology, an established method, was used with the following hypothesis: (i) risk-free interest rate: 3.30%; (ii) expected volatility in the market price of the Common Shares: 76.23%; (iii) expected dividend yield: 0%; and (iv) expected life: seven years. The fair value per option, established on the basis of such methodology, is $1.082. The option-based awards figure for Dr. Bellini includes $919,700 in respect of a grant of 850,000 options awarded to Picchio International under a management services agreement originally dated March 1, 2003, as amended and as renewed as of October 30, 2003, and as further amended on December 1, 2004, and December 1, 2007, by and between Picchio International and the Corporation (see “Interest of Informed Persons in Material Transactions and Management Contracts”), as an incentive to continue to provide the services of Dr. Bellini as Chief Executive Officer of the Corporation.

(2)	Dr. Bellini is compensated for acting as Chief Executive Officer of the Corporation through a management services agreement originally dated March 1, 2003, as amended and as renewed as of October 30, 2003, and as further amended on December 1, 2004, and December 1, 2007, by and between Picchio International and the Corporation (see “Interest of Informed Persons in Material Transactions and Management Contracts”). The figures presented in this table represent the management fee paid to Picchio International and includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred in connection with the management services rendered by Dr. Bellini.

(3)	Mr. Rodriguez is resigning from the Corporation effective May 22, 2009.

(4)	Dr. McDiarmid resigned from the Corporation on April 3, 2009.

(5)	Includes $31,060.00 of special pension payment as per Dr. McDiarmid’s employment agreement, to be paid in 2009.
3.1.3 Incentive Plan Awards
a)	Outstanding Share-Based Awards and Option Based Awards
     The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2008 financial year.

					Number of	Share-Based
					Shares or	Awards
					Units of	Market or
	Number Of		Option-Based Awards		Shares That	Payout Value
	Securities			Value of	Have Not Yet	of Share-Based
	Underlying	Option		Unexercised	Vested	Awards that
	Unexercised	Exercise		In-The-Money	(#) as at	Have Not
	Options	Price		Options	December 31,	Vested
Name	(#)	($)	Option Expiration Date	($)	2008	($)
Dr. Francesco Bellini Chairman,	200,000	8.11	Saturday, January 26, 2013	NIL	1,400,000	N/A
President and Chief Executive Officer(1)	1,400,000 (2)	1.50	Sunday, March 04, 2018

Mr. Mariano Rodriguez Vice-	75,000	25.30	Sunday, February 15, 2015	NIL	151,000	N/A
President and Chief Financial	25,000	17.78	Monday, February 22, 2016
Officer	20,000	17.40	Monday, March 06, 2017
	90,000	1.50	Sunday, March 04, 2018

Dr. Shona McDiarmid Vice-	100,000	25.30	Sunday, February 15, 2015	NIL	158,000	N/A
President, Intellectual Property	20,000	17.78	Monday, February 22, 2016
and Compliance	20,000	17.40	Monday, March 06, 2017
	90,000	1.50	Sunday, March 04, 2018

Dr. Denis Garceau Vice-President,	100,000	3.38	Wednesday, May 20, 2009	NIL	37,000	N/A
Drug Development	20,500	2.99	Monday, December 05, 2011
	12,000	3.04	Tuesday, June 05, 2012
	20,000	17.78	Monday, February 22, 2016
	25,000	1.50	Sunday, March 04, 2018

Mr. Gary Schmid President, OVOS Natural Health Inc.	300,000	1.50	Sunday, March 04, 2018	NIL	300,000	N/A

NOTES:

(1)	This table excludes 450,000 options at an exercise price of $26.10 granted to Dr. Bellini in 2004 and cancelled by agreement between Dr. Bellini and the Corporation in 2008.

(2)	This figure includes of a grant of 850,000 options awarded to Picchio International under a management services agreement originally dated March 1, 2003, as amended and as renewed as of October 30, 2003, and as further amended on December 1, 2004, and December 1, 2007 by and between Picchio International and the Corporation (see “Interest of Informed Persons in Material Transactions and Management Contracts”), as an incentive to continue to provide the services of Dr. Bellini as the Chief Executive Officer of the Corporation.
b)	Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year
     The following table indicates for each of the Named Executive Officers the value on vesting of all awards and the bonus payout during the 2008 financial year.

Non-Equity Incentive Plan
	Option-Based Awards – Value	Share-Based Awards – Value Vested	Compensation – Value
	Vested During the Year	During the Year	earned During the Year
Name	($)(1)	($)	($)
Dr. Francesco Bellini Chairman, President and Chief Executive Officer	NIL	N/A	N/A
Mr. Mariano Rodriguez Vice-President and Chief Financial Officer	NIL	N/A	N/A
Dr. Shona McDiarmid Vice-President, Intellectual Property and Compliance	NIL	N/A	N/A
Dr. Denis Garceau Vice-President, Drug Development	NIL	N/A	N/A
Mr. Gary Schmid President, OVOS Natural Health Inc.	NIL	N/A	N/A

NOTE:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.
  3.1.4 Termination and Change of Control Benefits
     In case of termination of the employment of each of the Named Executive Officers for reason other than for just cause or for good reason, and other than termination following a change of control of the Corporation, Drs. Shona McDiarmid and Denis Garceau, Mr. Mariano Rodriguez and Mr. Gary Schmid are entitled, under their employment agreements, to lump sum payments of $310,600, $300,500, $200,000, and $241,898 respectively. Assuming termination on December 31, 2008, lump sum payments of $310,600, $300,500, $200,000 and $241,898 would have been made to each of Drs. Shona McDiarmid and Denis Garceau, Mr. Mariano Rodriguez and Mr. Gary Schmid, respectively. No value would have been realized by the Named Executive Officers on the exercise of options since, on December 31, 2008, all options held by Named Executive Officers are out of the money.
     In case of termination of the employment of each of the Named Executive Officers following a change of control of the Corporation, Drs. Shona McDiarmid and Denis Garceau, Mr. Mariano Rodriguez and Mr. Gary Schmid are entitled, under their employment agreements, to lump sum payments of $621,400, $601,000, $400,000 and $483,796, respectively. Following a change of control of the Corporation, if Drs. Shona McDiarmid and Denis Garceau, Mr. Mariano Rodriguez and Mr. Gary Schmid elect to remain in their function for at least six months following such change of control and, prior to the expiry of two years following such change of control, decide to leave the employment of the Corporation for any reason whatsoever, they are entitled, under their employment agreements, to lump sum payments of $310,600, $300,500, $200,000 and $241,898, respectively. Assuming termination on December 31, 2008, following a change in control of the corporation, lump sum payments of $310,600, $300,500, $200,000 and $241,898 would have been made to each of Drs. Shona McDiarmid and Denis Garceau, Mr. Mariano Rodriguez and Mr. Gary Schmid, respectively. While a change of control of the Corporation triggers the full vesting of all unvested options of the Corporation on an accelerated basis, no value would have been realized by the Named Executive Officers on the exercise of options, since, on December 31, 2008, all options held by Named Executive Officers were out of the money.
  3.1.5 Compensation of Directors
     Directors are remunerated for services in that capacity with cash compensation and options to acquire Common Shares. Members of the Board are paid an annual fee of $12,000, an attendance fee of $1,000 per meeting and an annual grant of 5,000 options to acquire Common Shares. Additionally, directors who serve on committees of the Board are entitled to an annual fee of $2,000 ($3,000 for the chairman of the committee), an attendance fee of $750 per committee meeting and an annual grant of

1,000 options to acquire Common Shares. The Lead Director is also entitled to an additional grant of 5,000 options to acquire Common Shares.
     Upon joining the Board, a new director is entitled to a one-time grant of 25,000 options to acquire Common Shares.
     Directors may elect to receive such cash compensation in the form of deferred share units. See “Equity Compensation Plans — Deferred Share Unit Plans”.
     Summary Compensation Table: The following table provides details of the compensation received by the directors of the Corporation during the 2008 financial year.

						Non-equity
	Attendance			Share-based	Option-based	incentive plan	Pension	All other
	Fees	Annual Fees		awards	awards	compensation	value	compensation(3)	Total
Name	($)	($)(1)		($)	($)(2)	($)	($)	($)	($)
John Bernbach	10,250.00	2,000.00		N/A	30,238.00	N/A	N/A	NIL	52,488.00
Colin Bier	12,250.00	12,000.00		N/A	30,238.00	N/A	N/A	NIL	54,488.00
Jean-Guy Desjardins (4)	2,500.00	NIL		N/A	NIL	N/A	N/A	NIL	2,500.00
André Desmarais	7,500.00	12,000.00		N/A	31,671.00	N/A	N/A	NIL	51,171.00
Neil Flanzraich	11,500.00	12,000.00	(1)	N/A	38,836.00	N/A	N/A	NIL	62,336.00
Hélène F. Fortin (5)	9,000.00	12,000.00	(1)	N/A	37,258.00	N/A	N/A	NIL	58,258.00
John Molloy (6)	10,250.00	12,000.00		N/A	28,805.00	N/A	N/A	NIL	51,055.00
Peter Kruyt	5,750.00	12,000.00	(1)	N/A	30,238.00	N/A	N/A	NIL	47,988.00
François Legault	7,750.00	12,000.00		N/A	28,805.00	N/A	N/A	NIL	48,555.00
Calin Rovinescu	13,500.00	12,000.00	(1)	N/A	33104.00	N/A	N/A	NIL	58,604.00
Graeme Rutledge	15,500.00	12,000.00		N/A	30,238.00	N/A	N/A	NIL	57,738.00
Emil Skamene	14,000.00	12,000.00		N/A	31,671.00	N/A	N/A	NIL	57,671.00

NOTE:

(1)	The following Directors elected to receive their annual fees in the form of DSUs and therefore received the following number of DSUs during the last financial year:

NUMBER OF DSUs
NAME OF DIRECTOR	GRANTED IN FY 08 (#)
Neil Flanzraich	5797.1
Hélène F. Fortin	5797.1
Peter Kruyt	5797.1
Calin Rovinescu	5797.1

(2)	In determining the fair value of options awarded, the Black-Scholes methodology, an established method, was used with the following hypothesis: (i) risk-free interest rate: 3.30%; (ii) expected volatility in the market price of the Common Shares: 76.23%; (iii) expected dividend yield: 0%; and (iv) expected life: seven years. The fair value per option, established on the basis of such methodology, is $1.082.

(3)	Excluding reimbursed expenses.

(4)	Mr. Desjardins did not stand for re-election to the Board at the Annual and Special Meeting of Shareholders held in April, 2008.

(5)	Mrs. Fortin was elected to the Board of Directors at the Annual and Special Meeting of Shareholders held in April, 2008.

(6)	Paid to Mr. Molloy’s employer, Parteq Research and Development Innovations, the technology transfer office at Queen’s University, Kingston, Ontario.

     Outstanding Share-Based Awards and Option Based Awards: The following table indicates for each of the non-executive directors of the Corporation all awards outstanding at the end of the 2008 financial year.

					Shares-based Awards
	Option-based Awards					Markets or
	Number of				Number of	pay-out value
	Securities			Value of	shares or	of shares-based
	Underlying			unexercised	units of shares	awards that
	Unexercised	Option	Option	in-the-money	that have not	have not
	Options	exercise price	expiration	options	vested	vested
Name	(#)	($)	date	($)(1)(2)	(#)(1)	($)(1)
Bier, Colin	4,000	2.99	December 4, 2011	NIL	37,200	N/A
	4,000	2.99	December 4, 2011
	6,000	6.79	December 10, 2012
	3,500	23.35	December 8, 2013
	7,000	32.25	May 18, 2014
	7,000	10.27	May 11, 2015
	6,000	15.35	May 22, 2016
	6,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	6,000	2.07	April 27, 2018

Bernarch, John	25,333	20.67	January 28, 2017	NIL	51,066	N/A
	6,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	6,000	2.07	April 27, 2018

Desmarais, André	26,000	15.35	May 22, 2016	NIL	48,200	N/A
	7,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	7,000	2.07	April 27, 2018

Flanzraich, Neil	31,000	15.35	May 22, 2016	NIL	60,200	N/A
	12,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	12,000	2.07	April 28, 2018

Fortin, Hélène	26,000	2.07	April 27, 2018	NIL	26,000	N/A

Kruyt, Peter	26,000	6.79	December 10, 2012	NIL	36,800	N/A
	3,500	23.35	December 8, 2013
	6,000	32.25	May 18, 2014
	6,000	10.27	May 11, 2015
	6,000	15.35	May 22, 2016
	6,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	6,000	2.07	April 27, 2018

Legault, François	27,000	32.25	May 18, 2014	NIL	35,800	N/A
	6,000	10.27	May 11, 2015
	6,000	15.35	May 22, 2016
	6,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	5,000	2.07	April 27, 2018

					Shares-based Awards
	Option-based Awards					Markets or
	Number of				Number of	pay-out value
	Securities			Value of	shares or	of shares-based
	Underlying			unexercised	units of shares	awards that
	Unexercised	Option	Option	in-the-money	that have not	have not
	Options	exercise price	expiration	options	vested	vested
Name	(#)	($)	date	($)(1)(2)	(#)(1)	($)(1)
Molloy, John	12,000	2.99	December 4, 2011	NIL	35,800	N/A
	4,000	2.99	December 4, 2011
	6,000	6.79	December 10, 2012
	3,000	23.35	December 8, 2013
	6,000	32.25	May 18, 2014
	6,000	10.27	May 11, 2015
	6,000	15.35	May 22, 2016
	6,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	5,000	2.07	April 27, 2018

Rovinescu, Calin	26,000	15.35	May 22, 2016	NIL	49,200	N/A
	7,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	8,000	2.07	April 27, 2008

Rutledge, Graeme	25,500	23.35	December 8, 2013	NIL	36,800	N/A
	6,000	32.25	May 18, 2014
	6,000	10.27	May 11, 2015
	6,000	15.35	May 22, 2016
	6,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	6,000	2.07	April 27, 2018

Skamene, Emil	25,000	6.79	December 10, 2012	NIL	37,800	N/A
	3,000	23.35	December 8, 2013
	6,000	32.25	May 18, 2014
	6,000	10.27	May 11, 2015
	6,000	15.35	May 22, 2016
	6,000	6.93	May 21, 2017
	20,000	1.50	March 4, 2018
	7,000	2.07	April 27, 2018

NOTES:

(1)	As at December 31, 2008.

(2)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.
     Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year: The following table indicates for each of the non-executive directors of the Corporation the value on vesting of all awards during the 2008 financial year.

Non-equity incentive plan
	Option awards – Value Vested	Share awards – Value Vested	compensation – Value earned
	during the year on vesting	during the year on vesting	during the year
Name	($)(1)	($)	($)
Bier, Colin	NIL	N/A	N/A
Bernarch, John	NIL	N/A	N/A

Non-equity incentive plan
	Option awards – Value Vested	Share awards – Value Vested	compensation – Value earned
	during the year on vesting	during the year on vesting	during the year
Name	($)(1)	($)	($)
Desmarais, A.	NIL	N/A	N/A
Flanzraich, Neil	NIL	N/A	N/A
Fortin, Hélène	NIL	N/A	N/A
Kruyt, Peter	NIL	N/A	N/A
Legault, François	NIL	N/A	N/A
Molloy, John	NIL	N/A	N/A
Rovinescu, Calin	NIL	N/A	N/A
Ruthledge, Graeme	NIL	N/A	N/A
Skamene, Emil	NIL	N/A	N/A

NOTE:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.
3.2	EQUITY COMPENSATION PLANS
  3.2.1 Stock Option Plan
     Under the Corporation’s the Plan it may grant, together with any Common Shares reserved for issuance under any other security-based compensation arrangement, up to 12.5% of the issued and outstanding Common Shares. As at April 20, 2009, the total number of Common Shares issued under the Plan and issuable under outstanding options granted under the Plan and the percentage of the Corporation’s issued and outstanding Common Shares represented by such shares, was as follows:

Common Shares issuable under
Common Shares issued under the Plan	outstanding options
2,150,990 (4.3%)	4,593,102 (9.2%)
     As at April 20, 2009,1,662,385 options were available for grants under the Plan.
     Pursuant to the Plan, options may be granted to directors, officers, key employees, consultants and members of the Scientific Advisory Board (if any) of the Corporation or any affiliate thereof, and the number of Common Shares subject to each option, the expiration date of each option, the extent to which each option is exercisable from time to time during its term and other terms and conditions relating to each such option shall be determined by the Compensation Committee and be subject to approval by the Board, provided, however, that if no specific determination is made by the Compensation Committee with respect to any of the foregoing matters, each option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:
(a)	the period during which an option shall be exercisable shall be 10 years from the date of the grant; and

(b)	the optionee may take up and pay for not more than 20% of the Common Shares covered by the option after the expiration of each one-year period in arrears from the date of the grant; provided, however, that if the number of Common Shares taken up under the option after the expiration of each one-year period is less than 20% of the Common Shares covered by the option, the optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option that were purchasable, but not purchased by such optionee, after the expiration of each such one-year period.
     The purchase price for Common Shares granted under options is determined by the Compensation Committee but shall not be less than the volume weighted average trading price for such Common Shares for the five days preceding the effective date of grant during which the Common Shares were traded on the TSX. In no event may the term of any option exceed 10 years from the date of the grant of the option. An option is personal to the optionee and is non assignable.
     The Plan provides for the following limitations on the number of Common Shares issuable thereunder:
(a)	the aggregate number of Common Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the number of Common Shares of the Corporation outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Corporation and its affiliates;

(b)	the aggregate number of Common Shares issuable (or, reserved for issuance) to insiders of the Corporation and its affiliates under the Plan and any other share compensation arrangement of the Corporation and its affiliates, cannot at any time exceed 10% of the issued and outstanding Common Shares; and

(c)	the aggregate number of Common Shares issued to insiders under the Plan and any other share compensation arrangement of the Corporation and its affiliates, within a one-year period, cannot exceed 10% of the issued and outstanding Common Shares.
     Subject to any express resolution passed by the Board or the Compensation Committee with respect to an option, an option, and all rights to purchase Common Shares pursuant thereto, shall expire and terminate immediately upon an optionee ceasing to be a director, full-time employee, consultant or member of the Scientific Advisory Board of the Corporation and its affiliates. For greater certainty, the optionee shall not lose any rights to any options granted pursuant to the Plan if he/she changes positions within the Corporation and its affiliates so long as he/she remains eligible. If, before the expiry of an option, in accordance with the terms thereof, the employment of the optionee by the Corporation and its affiliates terminates for any reason whatsoever other than termination by the Corporation and its affiliates for cause, but including termination by reason of the death of the optionee, such option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the optionee is deceased, by the legal personal representative(s) of the estate of the optionee during the first three months following the death of the optionee, or if he/she is alive, by the optionee, at any time within three months of the date of termination of the employment of the optionee (but in either case prior to the expiry of the option in accordance with the terms thereof), but only to the extent that the optionee was entitled to exercise such option at the date of the termination of his employment.
     Notwithstanding any vesting period determined by the Board in respect of any option granted to an optionee at any time, the Board may, upon written notice to all the optionees, provide that all or a portion of the then vested or unvested options held by such optionees will become exercisable in full as of a specified time prior to the consummation of an Acquisition Event (as defined below) and that all or a portion of the options (whether or not vested) will terminate immediately prior to the consummation of such Acquisition Event, except to the extent exercised by the optionees before the consummation of such Acquisition Event; provided, however, that in the event of an Acquisition Event under the terms of which holders of Common Shares will receive upon consummation thereof a cash payment for each

Common Share surrendered pursuant to such Acquisition Event (the “Acquisition Price”), then the Board may instead provide in such notice that all or a portion of the outstanding vested or unvested (or both) options shall terminate upon consummation of such Acquisition Event and that each optionee shall receive, in exchange therefore, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of Common Shares subject to such outstanding options (whether or not then vested), exceeds (B) the aggregate exercise price of such options. For the purposes thereof, “Acquisition Event” shall mean any transaction or series of transactions after which a Person (or a related group of Persons) owns at least 50.1% of the Common Shares; and “Person” shall mean any individual, corporation or company, partnership, joint venture, syndicate, sole proprietorship, trust, trustee, executor, administrator or other legal representative or an unincorporated organization, government or governmental authority or entity.
     Notwithstanding anything contained to the contrary in the Plan, or in any resolution of the Board in the implementation thereof, the Board may, by resolution, and with the approval of the TSX, approve, at the election of optionees who cease to be directors of the Corporation upon application of the mandatory retirement policy adopted by the Board from time to time, either:
(a)	the acceleration of the date upon which any unvested option may vest, and therefore be exercisable by such optionees, subject always to the three-month period for exercise set forth in the Plan; or

(b)	notwithstanding the three-month period for exercise set forth in the Plan, the extension of the period for the exercise by such optionees of such options as are vested, and therefore are exercisable by such optionees, on the date at which such optionee has ceased to be a director of the Corporation from the three-month period for exercise set forth in the Plan to twelve months from the date at which any such optionee has ceased to be a director of the Corporation.
     The election referred to above shall be made in writing to the Corporation no later than the date upon which such optionees cease to be directors of the Corporation upon application of the mandatory retirement policy. The Board shall not, in the event of any such election, be under any obligation to accelerate the date, or extend the exercise period, in accordance with which any option may be exercised by any other optionee.
     The Plan provides that the Board may amend or discontinue the Plan at any time without notice or approval from the shareholders of the Corporation or any optionee, for any purpose whatsoever, including, without limitation for the purpose of:
(a)	amendments of a “housekeeping” nature, which include, without limitation, amendments to ensure continued compliance with applicable laws, regulations, rules or policies of any regulatory authority and amendments to remove any ambiguity or to correct or supplement any provision contained in the Plan which may be incorrect or incompatible with any other provision of the Plan;

(b)	a change to the vesting provisions of an option of the Plan;

(c)	a change to the termination provisions of an option or the Plan which does not entail an extension beyond the original expiration date; and

(d)	the addition of a cashless exercise feature payable in cash or securities which provides for a full deduction of the number of underlying Common Shares from the number of Common Shares reserved for issuance under the Plan;
provided, however, that no such amendment may increase the maximum number of Common Shares issuable pursuant to the Plan, change the manner of determining the minimum Option Price (as defined in the Plan), alter the alter the option exercise period following the expiration of the Blackout Period (as defined in the Plan) or, without the consent of the optionee, adversely alter or impair any option previously granted to an optionee under the Plan.
     The Plan also provides that (i) a reduction in the Option Price, (ii) an extension of the expiration date of an outstanding option, (iii) any amendment to the definition of “Eligible Person” under the Plan, or (iv) any amendment which would permit options to be transferable or assignable other than for normal estate settlement purposes, may not be made without the approval of the shareholders of the Corporation (excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment), provided that: (x) an adjustment to the Option Price pursuant to Article 9 of the Plan and (y) an extension of the expiry date pursuant to Section 5.6 of the Plan, in each case subject to any applicable regulatory requirements, shall not require approval of the shareholders of the Corporation.
     The Plan provides that if the term of an option of any eligible person under the Plan expires during or within 10 business days of the expiration of a Blackout Period (as defined in the Plan), then the term of the option or the unexercised portion thereof, shall be extended by 10 business days after the expiration of the Blackout Period.
  3.2.2 Deferred Share Unit Plans
     Effective January 1, 2007, the Corporation adopted a deferred share unit plan for directors and a deferred share unit plan for designated employees (the “DSU Plans”) pursuant to which members of the Board may, on an annual basis, elect to receive 100% of their Board retainer and/or meeting fees in the form of DSUs and designated employees may elect to receive all or any part of their annual bonus in the form of DSUs. The DSUs are redeemable once a Board member is no longer a member of the Board or a designated employee no longer employed by the Corporation, and vest immediately upon being granted to such persons. Upon redemption, the value of the DSUs credited to a Board member or designated employee will be based on the value of the Common Shares as at that date, as adjusted pursuant to the terms of the DSU Plans, and will be payable to such Board member or designated employee in a lump sum cash payment, subject to applicable withholding taxes. In addition, the Corporation announced staff reductions on March 12, 2009 and in connection therewith, certain senior executives agreed to work four (4) days a week for 80% of their base salary, and others five (5) days a week with 80% of their base salary in cash and 20% as DSUs in accordance with an additional deferred share unit plan created specifically for this purpose and approved by the Board in March 2009.
3.3	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
     The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Plan. The number of Common Shares presented in this table includes the 220,000 Common Shares issuable to Dr. Francesco Bellini, O.C. of which 160,000 are subject to the achievement of certain performance targets, pursuant to an agreement dated December 1, 2004 between the Corporation and Dr. Bellini (the “Performance Target Agreement”).

Number of Common Shares
	Number of Common Shares to		remaining available for future
	be issued upon exercise of	Weighted-average	issuance under equity
	outstanding options and under	exercise price	compensation plans (excluding
	the Performance Target	of outstanding options,	securities reflected in the first
Plan Category	Agreement	($)	column)
Equity compensation plans approved by securityholders	4,813,102	CDN$5.59(1)	1,662,385
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,813,102	CDN$5.59 (1)	1,662,385

NOTE:

(1)	The information presented in this column does not include the 220,000 Common Shares issuable to Dr. Bellini under the Performance Target Agreement.
3.4	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
     No officers, directors, employees or former officers, directors and employees of the Corporation were indebted to the Corporation as at April 20, 2009.
PART 4.
REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS
     “Corporate governance” is the process and structure used to direct and manage the business and affairs of the Corporation to achieve the shareholders’ objectives. The CSA has adopted National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines”) to provide guidance to Canadian reporting issuers regarding corporate governance. The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The CSA has also adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Corporation’s corporate governance practices, with specific references to each of the Guidelines, is attached hereto as Schedule A. The Nominating and Corporate Governance Committee, currently composed of Mr. Peter Kruyt (Chair), Mr. André Desmarais, Mr. John Molloy and Mr. François Legault, has reviewed the disclosure set out in Schedule A.
     The Nominating and Corporate Governance Committee continues to periodically review corporate governance proposals made by the CSA and NASDAQ. As new standards become effective, the Nominating and Corporate Governance Committee will review and amend, where necessary and appropriate, its corporate governance practices and the eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.
     The following is a description of the current committees of the Board:

     Committees of the Board
     Executive Committee
     The Corporation has established an Executive Committee, whose mandate includes assisting the Board in responding to matters, including (but not limited to) reviewing and approving matters on behalf of the Board, when (i) it is impractical to call a full Board meeting in a timely fashion, (ii) specific transactions or actions have previously been approved in principle by the full Board and subsequently require a specific resolution for formal approval, or (iii) management requires timely input from the Board on particular matters, whether of an operational or other nature.
     The Executive Committee has been delegated all powers of the Board in respect of the business and affairs of the Corporation, during the intervals between meetings of the Board, except for those powers which, under the laws governing the Corporation, or the by-laws of the Corporation, may not be exercised by such a committee, in all cases in which specific directions shall not previously have been given by the Board. In delegating to the Executive Committee authority to act between meetings of the Board, the Board recognizes the need for flexibility for the Executive Committee to act on matters where action may be necessary between Board meetings and the calling of a special Board meeting is not warranted. The current members of the Executive Committee are Dr. Francesco Bellini (Chair), Mr. André Desmarais, Mr. Neil Flanzraich and Mr. Calin Rovinescu.
     Audit Committee
     The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Corporation’s internal audit function (if any). The current members of the Audit Committee are Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mrs. Hélène F. Fortin.
     Additional information regarding the Audit Committee can be found under the heading “Audit Committee” in the Corporation’s Annual Information Form for the year ended December 31, 2008 (the “Annual Information Form”).
     Compensation Committee
     The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans and overseeing succession planning. The current members of the Compensation Committee are Mr. Calin Rovinescu (Chair), Mr. John Bernbach, Mr. Neil Flanzraich and Dr. Emil Skamene.
     Nominating and Corporate Governance Committee
     The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation’s system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics which governs the conduct of the Corporation’s directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Peter Kruyt (Chair), Mr. André Desmarais, Mr. John Molloy and Mr. François Legault.
     Special Committee — Financing
     On July 15, 2008, the Corporation created a Special Committee — Financing. The mandate of the Special Committee — Financing was to review the Corporation’s financial situation in light of its then-current circumstances and to consider and make recommendations to the Board on the possible financing alternatives available to the Corporation, including a consideration of the availability of the “financial hardship” exemption under the rules of the TSX. The members of the Special Committee — Financing were Dr. Colin Bier, Mrs. Hélène F. Fortin, Messrs. John Molloy and Graeme K. Rutledge (Chair) and Dr. Emil Skamene.
     Communications, Insider Trading, Confidential Information and Disclosure Policies
     The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Corporation is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Corporation of a Disclosure and Trading Policy.
     The Audit Committee or the Board reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, the annual report, proxy materials and Annual Information Form are reviewed by members of the Corporation’s Disclosure Committee and, where appropriate, the Board and, where required, these documents are also approved by the Board.
4.1	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS
  4.1.1 Management Services Agreement
     On March 1, 2003, the Corporation entered into a management services agreement (the “Management Services Agreement”) with Picchio International into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this management proxy circular as the “Picchio Group”). All of the shares of Picchio International are owned by Dr. Francesco Bellini and his spouse. The Management Services Agreement was amended as of the 30th day of October, 2003, to permit the grant of performance based fees at the discretion of the Board. It was also amended on December 1, 2004, and December 1, 2007 to extend the term of the Management Services Agreement. Finally, the Management

Services Agreement was automatically renewed for a one-year period, ending on November 30, 2009.
     The Management Services Agreement provides that Picchio International shall provide to the Corporation the services of Dr. Francesco Bellini as Chief Executive Officer of the Corporation and provide the services of other members of the Picchio Group. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting, advisory and administrative services, including consulting on research and development activities, clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and investor relations.
     In consideration of the services rendered under the Management Services Agreement, Picchio International receives a monthly fee of $208,114. The Management Services Agreement provides that this fee shall be adjusted on a yearly basis, with the approval of the Compensation Committee, to take increases in the consumer price index for Montreal into account. However, the Management Services Agreement was automatically renewed for a one-year period, ending on November 30, 2009, without any adjustment in the fee. The monthly fee for 2009 is the same as the monthly fee as at January 2008, which was the same monthly fees as at January 2007. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. During the fiscal periods ended December 31, 2008, 2007, and 2006, Picchio International received aggregate amounts of US$2,360,000, US$2,343,000, and US$2,164,000 respectively, under the Management Services Agreement. The Management Services Agreement also provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the Management Services Agreement at any time upon sending a written prior notice of 180 days. The Management Services Agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date.
     The Management Services Agreement provides that the Picchio Group shall not, without the Corporation’s written consent, during the term of such agreement and for the 24 months following the termination of the Management Services Agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of such agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation’s employees during the term of the Management Services Agreement and for the twelve months following its expiration.
  4.1.2 Performance Target Agreement
     Pursuant to the Performance Target Agreement, the Corporation agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, the Corporation agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the Performance Target Agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of tramiprosate (ALZHEMED™) and/or its back-up and/or next generator molecules, 55,000 Common Shares upon the execution of a collaboration agreement in respect of eprodisate (KIACTA™, formerly known as FIBRILLEX™), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of the Corporation’s management structure, including formalizing a succession plan. The issuance of the shares pursuant to the Performance Target Agreement was approved by the shareholders of the Corporation and regulators in 2005 and provides that the Corporation may, at its option, purchase Common Shares in the open market to satisfy its obligations under the Performance Target Agreement. Dr. Bellini has met the performance target in respect of the eprodisate (KIACTA™) transaction and in respect of the financing.
     If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides management services to the Corporation, directly or through a formal agreement such as the Management Services Agreement described herein, for any reason other than termination without cause or death or incapacity, all rights granted under the Performance Target Agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Common Shares pursuant to the Performance Target Agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Common Shares which are issuable or deliverable, as the case may be, by the Corporation upon the execution of the Performance Target Agreement and in respect of which the relevant performance target has been achieved.
     All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.
  4.1.3 Lease with a Related Party
     In April 2005, the Corporation entered into a lease agreement with a company in which Picchio Pharma has an equity interest. Initially, the lease was for a three-year period ending April 2008, with a gross rent of approximately $960,000 per year. However, during 2007, the term of the lease agreement was extended to April 2011, with a gross rent of approximately $968,000 per year.
4.2	2008 SHAREHOLDER PROPOSALS
     Shareholder proposals must be submitted no later than January 21, 2010 to be considered for inclusion in the Management Proxy Circular for the purposes of the Corporation’s 2010 annual meeting of shareholders.
4.3	ADDITIONAL INFORMATION
     Financial information is provided in the Corporation’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Corporation are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
4.4	APPROVAL BY DIRECTORS
     The contents of this proxy circular and the sending thereof have been approved by resolution of the Board.

     DATED at Laval, Quebec, Canada, April 24, 2009.

David Skinner

Corporate Secretary

SCHEDULE A
CORPORATE GOVERNANCE PRACTICES
     This Schedule provides a detailed comparison of the Corporation’s governance practices with the Guidelines. All capitalized terms used but not defined in this Schedule shall have the meanings ascribed thereto in the Circular.

Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
A. Directors

1. The board should have a majority of independent directors.	The Board currently consists of a majority of independent directors as, of the twelve directors currently serving on the Board, nine are considered independent, namely Dr. Colin Bier, Mr. John Bernbach, Mr. André Desmarais, Mr. Neil Flanzraich, Mrs. Hélène F. Fortin, Mr. Peter Kruyt, Mr. Calin Rovinescu, Mr. Graeme K. Rutledge and Dr. Emil Skamene. Dr. Francesco Bellini, O.C., Mr. François Legault and Mr. John Molloy are not independent directors.

Pursuant to the 2008 Board Representation Agreement, the Corporation covenanted to cause one nominee of VSVI, one nominee of AlbertaCo and one nominee of VSVI and AlbertaCo to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. VSVI and AlbertaCo’s right to one nominee each shall terminate on the date each of them ceases to beneficially hold at least 7.5% of the issued and outstanding Common Shares and VSVI and AlbertaCo’s right to a joint nominee shall terminate on the date they cease to collectively own at least 15% of the issued and outstanding Common Shares. Dr. Bellini is the nominee of AlbertaCo, Mr. Kruyt the nominee of VSVI and Mr. Legault is the joint nominee of AlbertaCo and VSVI. On April 16, 2009, the 2008 Board Representation Agreement was terminated and the Corporation entered into board representation agreements as of such date with VSVI and Vitus, each of whom is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders’ meeting occurring following the date thereof. Messrs. Cavell and Larochelle are the nominees of VSVI and Dr. F. Bellini and Mr. R. Bellini are the nominees of Vitus.

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Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
During the year ended December 31, 2008, Dr. Francesco Bellini, O.C., Chairman, President and Chief Executive Officer (the “CEO”) of the Corporation, was not an independent director as he is a member of the management of the Corporation. Mr. François Legault was not an independent director, as (i) Dr. Bellini sits on the compensation committee of ViroChem Pharma Inc. and (ii) Mr. François Legault was, during that period, the President and Chief Operating Officer of ViroChem Pharma Inc., a corporation which leases premises from the Corporation as described on page 28 of this circular and of which Dr. Bellini is Chairman of the Board of Directors. Mr. John Molloy was also not an independent director, as he is President and Chief Executive Officer of Parteq Research and Development Innovations (“Parteq”), the technology transfer entity at Queen’s University, Kingston, Ontario. Parteq and Queen’s University have entered into assignment agreements with BELLUS Health (International) Limited, a wholly-owned subsidiary of the Corporation, in relation to certain intellectual property in consideration for an upfront payment, annual technology payments, deferred milestone payments and deferred graduated payments based on revenues to be generated from net sales of commercial products.

Regarding the persons proposed by management to be nominated for election as directors at the Meeting, a majority are considered independent. The nominees considered independent are: Mr. Charles Cavell, Mr. Neil Flanzraich, Mrs. Hélène F. Fortin and Mr. Joseph Rus. Dr. Francesco Bellini, O.C., the CEO of the Corporation, is not an independent director as he is a member of the management of the Corporation. Mr. Roberto Bellini is not independent because of his relationship to Dr. Bellini, President and Chief Executive Officer of the Corporation. Mr. Pierre Larochelle is not independent because of his relationship with VSVI.

A record of attendance of each director at Board and Board Committee meetings held since the beginning of the Corporation’s most recently completed financial year is included on page 9 of this proxy circular.

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Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer.	A table identifying which directors are also directors of other reporting issuers is included on page 9 of this proxy circular.

3. The Chair of the board should be an independent director.	The Chairman of the Board, Dr. Francesco Bellini, O.C., is not an independent director. Given its current state of development and the controls in place, the Board is of the opinion that it is in the best interests of the Corporation and its shareholders to have Dr. Francesco Bellini, O.C., continue to act as Chairman, President and CEO of the Corporation.

Mr. Neil Flanzraich has been appointed lead director of the Corporation, to provide leadership to the other independent directors. Mr. Flanzraich leads sessions attended only by the independent directors, is a member of the Compensation and Executive Committees and serves as a liaison among the independent directors and those who are not independent.

4. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. B. Mandate of the Board of Directors	The independent directors aim to hold meetings at which non-independent directors and members of management are not in attendance just before or just after most regularly scheduled meetings of the Board.
5. The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.	The Board has explicitly assumed responsibility for the stewardship of the Corporation in a formal Mandate of the Board of Directors, which was revised in February 2007. This Mandate is regularly reviewed and is attached herewith as Schedule B.

C. Position Descriptions

6. The board should develop clear position descriptions for the Chair of the board and the Chair of each board committee. In addition, the board should develop a clear position description for the president and CEO. The board should also develop or approve the goals and objectives that the president and CEO must meet.
The Board of Directors has adopted Terms of Reference for the lead director, for the Chair of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, as well as for the CEO. The Mandate of the Board of Directors, along with the charters of the committees, set forth the roles and responsibilities of the Board of Directors and its committees and guide the Chairman of the Board and the Chairs of each committee in discharging their own responsibilities. The Board of Directors also periodically discusses with the CEO his role and responsibilities, as well as his goals and objectives.

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Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
D. Orientation and Continuing Education

7. The board should ensure that all new directors receive a comprehensive orientation. All new directors should understand the nature and operation of the issuer’s business.	The Nominating and Corporate Governance Committee has the mandate, explicitly documented in its Charter, to consider the appropriateness of implementing, from time to time and as appropriate, orientation and continuing education for directors.

The board should provide continuing education opportunities for all directors.	Directors receive comprehensive packages prior to each Board and committee meeting, and are regularly briefed by management on the business and activities of the Corporation.

E. Ethical Business Conduct

8. The board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers and employees of the issuer.	The Corporation has adopted a written code of ethics. This code is available through EDGAR at www.sec.gov and SEDAR at www.sedar.com. All directors, officers and employees of the Corporation are provided with a copy of the code of ethics.

9. The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer’s directors or executive officers should be granted by the board (or a board committee) only.
The Nominating and Corporate Governance Committee is responsible for monitoring compliance with the Corporation’s code of ethics. The Board has not granted any waiver from the code of ethics in favour of any director or executive officer of the Corporation in the fiscal year ended December 31, 2008.

10. The board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.	The code of ethics of the Corporation provides that each director, officer or employee, including in particular senior financial officers, (collectively the “Employees”) of the Corporation and its subsidiaries must avoid any conflict, or perception of conflict, between his or her personal interests and the interests of the Corporation in transacting the Corporation’s business. All actions and decisions by Employees in the performance of work must be based on impartial and objective assessments of the Corporation’s interests in the situation, totally without regard to any gifts, favours, or similar benefits from outside parties that could affect (or be seen by others to possibly affect) their judgment. Any gift, loan to or guarantee of obligation of, or benefit of any kind that has a value in excess of $400 must be approved by the Chief Financial Officer or, in his absence, the General Counsel of the Corporation.

The code of ethics also provides that no Employee shall have any financial interest or position with any entity that transacts business with or competes with the Corporation other than the ownership of a minor percentage of shares in a public company without immediately disclosing these interests and obtaining the approval of the Chief Financial Officer or, in the case of directors or officers, the Board.

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Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
11. The board must take steps to encourage and promote a culture of ethical business conduct.	The Board is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout the Corporation. In order to achieve this objective, and in addition to the implementation, monitoring and enforcement of the Corporation’s code of ethics, the Board has adopted an anonymous complaints procedure for accounting, auditing and scientific matters to ensure that there will be no retaliation against employees who have complaints in these respects.

F. Nomination of Directors

12. The board should appoint a nominating committee composed entirely of independent directors.	The Nominating and Corporate Governance Committee is responsible for identifying nominees to the Board for election as directors. The Nominating and Corporate Governance Committee is composed of a majority of independent directors.

13. The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
The Board has adopted a charter of the Nominating and Corporate Governance Committee which clearly establishes the Nominating and Corporate Governance Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the Nominating and Governance Committee to engage an outside advisor, if necessary.

14. Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps: consider what competencies and skills the board, as a whole, should possess and assess what competencies and skills each existing director possesses.
The Board is composed of directors with a variety of backgrounds, skills and experience. The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board individuals qualified to become board members.

From time to time and as appropriate, the Nominating and Corporate Governance Committee reviews the credentials of nominees to the Board, and assesses the existing strengths of the Board as well as the changing needs of the Corporation, to determine which individuals possess the competencies and skills it should seek in new Board members to add value to the Corporation.

15. The board should also consider the appropriate size of the board, with a view to facilitating effective decision-making by the board.	The Board presently consists of twelve directors with a variety of backgrounds. Its size and composition are subject to periodic review of the Nominating and Corporate Governance Committee. After the Meeting, the Board will consist of seven directors and the Board is of the opinion that it will be most effective as then composed.

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Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
16. The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.
The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board new candidates for election and for filing of director vacancies.

17. In making its recommendations, the nominating committee should consider the competencies and skills that the board considers to be necessary for the board, as a whole, to possess and those that the board considers each existing director and new nominee to possess.
As described above, the Nominating and Corporate Governance Committee ensures that the composition of the Board is such that the required competencies and skills are represented on the Board and that the nominees make up a competent team which can carry out the Mandate of the Board and add value to the Corporation.

G. Compensation

18. The board should appoint a compensation committee composed entirely of independent directors.	The Compensation Committee is responsible for assisting the Board in discharging its oversight responsibilities relating to human resources and executive compensation. The Compensation Committee is composed entirely of independent directors.

19. The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
The Board has adopted a charter of the Compensation Committee which clearly establishes the Compensation Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the Compensation Committee to engage an outside advisor, if necessary, with the approval of the Nominating and Corporate Governance Committee.

20. The compensation committee should be responsible for: reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO’s compensation level based on this evaluation; making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans and reviewing executive compensation disclosure before the issuer publicly discloses this information.
The Compensation Committee is responsible for reviewing and recommending to the Board the levels of compensation of the CEO and the officers reporting to the CEO, as well as reviewing the objectives of the CEO and assessing his performance in respect of such assessment. The Compensation Committee is also responsible for reviewing the adequacy and forms of compensation, director compensation and the review of the executive compensation disclosure of the issuer.

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Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
21. If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
No compensation consultant or advisor was retained by the Corporation to assist the Compensation Committee on any matters during the financial year ended December 31, 2008.

H. Other Board Committees

22. Identify the standing committees of the board other than the audit, nominating and compensation committees, and describe their function.	The Corporation has no other committees than the Executive Committee, the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the Special Committee — Financing described in detail at pages 25 and 26 of this proxy circular.

I. Assessments

23. The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution.	The Nominating and Corporate Governance Committee has the mandate, explicitly documented in its charter, to implement a process for assessing the effectiveness of the Board, its committees and individual directors.

Directors aim to conduct an annual evaluation of the performance and effectiveness of the Board as a whole, in light of its Mandate. This evaluation is performed through peer review, a self-evaluation and discussions amongst the directors.

SCHEDULE B
BELLUS HEALTH INC.
BOARD OF DIRECTORS MANDATE
1.	MANDATE
1.1 In adopting this mandate,
(a)	the board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (the “CBCA”) is to manage, or supervise the management of, the business and affairs of BELLUS Health Inc. (the “Corporation”) and that this mandate includes responsibility for stewardship of the Corporation; and

(b)	the board explicitly assumes responsibility for the stewardship of the Corporation, as contemplated by the corporate governance guidelines adopted by the Canadian securities regulatory authorities (the “Canadian Guidelines”).
2.	BOARD MEMBERSHIP
2.1 Number of Members — The board shall consist of such number of directors as the board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in the Corporation’s articles.
2.2 Independence of Members —
(a)	At least three of the directors shall not be officers or employees of the Corporation or any of its affiliates.

(b)	At least one-quarter of the directors shall be resident Canadians.

(c)	A majority of the directors shall be independent as defined under both the Canadian Guidelines and the NASDAQ listing requirements.
2.3 Election and Appointment of Directors — Directors shall be elected by the shareholders at each annual meeting of shareholders, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.
2.4 Vacancy — The board may appoint a member to fill a vacancy, which occurs in the board between annual elections of directors to the extent permitted by the CBCA.
2.5 Removal of Members — Any director may be removed from office by an ordinary resolution of the shareholders at a special meeting of shareholders.
2.6 Additional Directors — In addition to filling vacancies on the board, the directors may at any time, without exceeding the number of directors provided by the articles of the Corporation, appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the previous annual meetings of shareholders.

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3.	BOARD CHAIR
3.1 Chairperson of the Board — The chairperson of the board shall, to the extent practicable, be independent within the meaning of the Canadian Guidelines. Where this is not appropriate, the board shall appoint an independent director within the meaning of the Canadian Guidelines to act as “lead director”.
3.2 Chairperson of Meetings — The chairperson of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board, chairperson of the executive committee of the board (if such a committee is constituted) or lead director. If no such officer is present, the directors present shall choose one of their number to be chairperson.
4.	MEETINGS OF THE BOARD
4.1 Quorum — Unless otherwise fixed by resolution of the directors, a quorum of the board shall be a majority of its members.
4.2 Secretary — The secretary of the board shall be designated from time to time in accordance with the by-laws of the Corporation.
4.3 Time and Place of Meetings — Meetings of the board shall be held from time to time and at such place as the board, the lead director, the chairperson of the board, the chairperson of the executive committee of the board (if such a committee is constituted) or any two directors may determine.
4.4 Right to Vote — Each member of the board shall have the right to vote on matters that come before the board unless precluded by the CBCA.
4.5 Invitees — The board may invite officers and employees of the Corporation or any other person to attend meetings of the board to assist in the discussion and examination of the matters under consideration by the board.
4.6 Meeting of Independent Directors — The independent directors must hold regularly scheduled meetings at which only independent directors are present.
4.7 Attendance and Preparedness — Directors are expected to attend regularly scheduled meetings of the board and of the shareholders and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. The attendance record of individual directors at meetings of the board will be disclosed in the Corporation’s proxy circular as required by applicable law.
5.	OUTSIDE ADVISORS
5.1 Retaining and Compensating Advisors — Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Nominating and Corporate Governance Committee.

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6.	REMUNERATION OF BOARD MEMBERS
6.1 Members of the board shall receive such remuneration for their service on the board and its committees as the board may determine from time to time.
7.	DUTIES AND RESPONSIBILITIES OF THE BOARD
7.1 Specific Aspects of Stewardship Function — In adopting this mandate, the board hereby explicitly assumes responsibility for the matters set out below:
(a)	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopting of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning, including appointing, training and monitoring senior management;

(e)	adopting a communication policy for the Corporation; and

(f)	the Corporation’s internal control and management information systems.
7.2 Corporate Governance Matters — The board shall adopt and maintain corporate governance principles and guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.
7.3 Nomination and Appointment of Directors -
(a)	The board shall nominate individuals for election as directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(b)	The board may fill such vacancies on the board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

(c)	The board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the board.

(d)	In selecting candidates for appointment or nomination as directors, the board shall:
(i)	consider what competencies and skills the board, as a whole, should possess; and

(ii)	assess what competencies and skills each existing director possesses.

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7.4 Significant Decisions — The board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.
7.5 Information Flow from Management — The board shall require management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments.
7.6 Position Descriptions — The board shall develop clear position descriptions for the chairperson of the board, the lead director and the chair of each board committee. In addition, the board, together with the CEO, shall develop a clear position description for the CEO.
7.7 Corporate Objectives — The board shall approve specific financial and business goals and objectives, which will be used as a basis for measuring the performance of the CEO.
7.8 Delegation to Committees -
(a)	The board shall establish and maintain the following committees of the board, each having charters that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate:
(i)	Audit Committee;

(ii)	Compensation Committee; and

(iii)	Nominating and Corporate Governance Committee.
(b)	Subject to the Corporation’s articles and by-laws, the board may appoint any other committee of directors and delegate to such committee any of the powers of the board, except to the extent that such delegation is prohibited under the CBCA.

(c)	The board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

(d)	The board will review the charters and the composition of each of its committees on a regular basis and will revise those charters or amend the composition of its committees as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.
7.9 Delegation to Management — Subject to the Corporation’s articles and by-laws, the board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.
7.10 Residual Authority — The board retains responsibility for any matter that has not been delegated to management or to a committee of the directors.

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7.11 Financial Statements — The board shall review and, if appropriate, approve the Corporation’s annual financial statements after the Audit Committee has reviewed and made a recommendation on those statements to the board.
7.12 Compensation Matters —
(a)	Executive Compensation Policy — The board shall review the executive compensation policy submitted to it by the Compensation Committee.

(b)	Compensation and Benefits — The board shall review and approve, as appropriate:
(i)	the overall structure of the Corporation’s total compensation strategy, including the elements of the Corporation’s annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

(ii)	the CEO’s total compensation in light of the performance assessment by the Compensation Committee;

(iii)	the individual elements of total compensation for the executives named in the annual proxy statement and the total compensation of such other members of senior management not named in the annual proxy statement;

(iv)	the total compensation for the members of the board, in light of director compensation guidelines and principles established by the Compensation Committee;
and shall require the Compensation Committee to make recommendations to it with respect to such matters.
(c)	Organizational Responsibilities — The board shall review and approve as appropriate:
(i)	appointments for all mission critical positions (as such positions are defined by the Compensation Committee from time to time) and compensation packages for such appointments;

(ii)	executive compensation disclosure that is required to be publicly disclosed by the Corporation;
and shall require the Compensation Committee to make recommendations to it with respect to such matters.
(d)	Pension Plan Matters — The board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.
7.13 Code of Ethics —
(a)	The board shall adopt a written code of business conduct and ethics (the “Code”) recommended to it by the Nominating and Corporate Governance Committee and which

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complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.

(b)	The board shall be responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of directors or executive officers of the Corporation shall be granted by the board (or a committee of the board) only.
7.14 Communication Policy — The Board shall periodically review the Corporation’s overall communications policy, including measures for receiving feedback from stakeholders.
8.	REGULAR BOARD ASSESSMENTS
8.1 Establish Process — The board shall establish a process to be carried out by the Nominating and Corporate Governance Committee for regularly assessing the effectiveness and contribution of the board, its committees and each individual director.
8.2 Amendments to Mandate — The board will review and reassess the adequacy of its mandate on a regular basis.
9.	ORIENTATION AND CONTINUING EDUCATION
9.1	The board shall ensure that all new directors receive a comprehensive orientation.

9.2	The board shall provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.
10.	INTERPRETATION
10.1 The provisions of this mandate shall at all times be subject to the provisions of the CBCA, the articles and the by-laws of the Corporation.
* * *
This mandate is intended as a component of the flexible governance framework within which the board, assisted by its committees, directs the affairs of the Corporation. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s articles and by-laws, it is not intended to establish any legally binding obligations. The Directors have the right to derogate from the provisions of this mandate where the circumstances warrant it, to the extent permitted by applicable laws, regulations and listing requirements and the Corporation’s articles and by-laws.